Exhibit 99.7

CERTIFICATE OF AUTHOR
Garth Kirkham

I, Garth David Kirkham, P.Geo., do hereby certify that:

1)	I am a consulting geoscientist with an office at 6331 Palace Place, Burnaby, British Columbia.

2)

This certificate applies to the entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” dated 16 July, 2010, amended the 1st of September, 2010 (“Technical Report”) prepared for Kimber Resources Ltd., Vancouver, B.C.

3)	I am a graduate of the University of Alberta in 1983 with a B. Sc. in Geophysics.

4)

I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of Alberta, the Association of Professional Engineers and Geoscientists of BC, and the Northwest Territories and Nunavut Association of Engineers and Geoscientists.

5)

I have continuously practiced my profession performing computer modelling since 1988, both as an employee of a geostatistical modelling and mine planning software and consulting company and as an independent consultant.

6)	I have not visited the property.

7)

In the independent report titled entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” dated 16 July, 2010, amended the 1st of September, 2010, I am responsible for Sections 1 through 15, except Section 14.5, Sections 18.1 through 18.4, except Section 18.3.3, Sections 18.8 through 18.12, Section 18.14, and Sections 19 and 20. I am also responsible for overall study management and compilation.

8)	I have had no prior involvement with the mineral properties in question.

9)	I am independent of Kimber Resources Inc. as defined in Section 1.4 of National Instrument 43-101, other than providing consulting services

10)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in draft National Policy 43-101.

11)

I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report and that this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

12)	I have read National Instrument 43-101, Standards for Disclosure of Mineral Properties and Form 43- 101F1. This technical report has been prepared in compliance with that instrument and form.

Garth Kirkham, P.Geo.

“Garth Kirkham” {signed and sealed}

Dated this 1st day of September, 2010